Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Nine Months Ended September 30,
2016
Earnings:
Income before income taxes	$283,949
Add: Fixed Charges	23,367
Add: Amortization of capitalized interest	95
Less: Interest capitalized	—
Less: Earnings from joint venture, net	142
Less: pre-tax net loss attributable to noncontrolling interest	—
Total earnings	$307,269

Fixed charges:
Interest expense (1)	$21,567
Interest factor of operating lease expense (2)	1,800
Total fixed charges	$23,367

Ratio of earnings to fixed charges (3)	13.15

(1)	Interest expense includes both expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.